UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: September 2, 2014

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.2 — Press Release

Exhibit 99.1

The9 Limited Announces Sale of Certain Businesses

Shanghai, China – August 29, 2014. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, announced today that Shanghai The9 Information Technology Co., Ltd., a wholly-owned consolidated variable interest entity of The9, has closed a transaction with Shanghai Zhengwu Investment Center (Limited Partnership) for sale of its wholly-owned subsidiary Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. (“Huopu Cloud”) for a total consideration of RMB200 million in cash. Huopu Cloud holds a web game QiJiGuiLai and has the right to receive a minority portion of royalties generated from operation of the game Firefall® in mainland China upon payment and other conditions. Firefall® is a MMO shooter game developed by Red 5 Studios, Inc., a subsidiary of The9.

The9 has obtained a fair market value appraisal from an independent valuation advisory firm prior to the completion of the transaction. The board of directors of the Company reviewed the transaction and approved it. The9 intends to use the proceeds of the sale for developing and operating its other MMO, web and mobile games.

About The9 Limited

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary MMO, web and mobile games including Firefall® and NBA web and mobile games. In 2010, The9 established its wireless business unit to focus on mobile internet business including mobile reading platform KingReader and mobile advertising platform Juzi. In 2013, The9 formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

Exhibit 99.2

The9 Limited Announces the Joint Venture with Qihoo 360 Obtained the Publishing and Operating License of Firefall in China

Shanghai, China – August 29, 2014. The9 Limited (NASDAQ: NCTY) (“The9”), an online game developer and operator, announced that Red 5 Singapore Pte. Ltd. (“Red 5 Singapore”), a subsidiary of The9, has entered into a license agreement with System Link Limited for publishing and operating Firefall® for a five-year term in mainland China. Under this license agreement, System Link Limited will pay to Red 5 Singapore at least US$160 million including license fee and royalties during the contract period. Firefall® is a MMO shooter game developed by Red 5 Studios, Inc., a subsidiary of The9. System Link Limited is a joint venture formed by The9 and Qihoo 360 Technology Co., Ltd.

About The9 Limited

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary MMO, web and mobile games including Firefall® and NBA web and mobile games. In 2010, The9 established its wireless business unit to focus on mobile internet business including mobile reading platform KingReader and mobile advertising platform Juzi. In 2013, The9 formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/